ADDITIONAL INSURED RIDER

BENEFIT

We will pay the Additional Insured Amount upon proof that the Additional Insured died during the term period. The proceeds will be paid to the Beneficiary of this rider. All proceeds and payments are subject to the terms of this rider.

Insured and Additional Insured

The Insured will be shown as on the Policy Schedule. The Additional Insured will


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be shown in the application for this rider.

Beneficiary

The Beneficiary will be as shown in this application for this rider or any amendments thereto. All other beneficiary provisions will be the same as those in the policy to which this rider is attached.

Conversion

While this rider is in force, and before the Policy Anniversary nearest the Additional Insured's 70th birthday, the Additional Insured may convert the Additional Insured Amount, without evidence of insurability, to any permanent life insurance policy being sold by us at the time of conversion.

This right is also available for 90 days after rider termination if such termination is because of the:

                  1.       Death of the Insured; or

                  2.       Maturity of the Policy.

There will always be available at least one plan to which conversion will be permitted. The minimum amount of insurance is the published minimum for the plan selected. The maximum amount of the new policy is the Additional Insured Amount. The date of the new policy will be the conversion date.


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The premium for the new policy will be based on:

                  1.       Our premium rates on the conversion date;

                  2.       The plan and amount of insurance elected;

                  3.       The Additional Insured's attained age; and

                  4. The Additional Insured's risk class at issue of this rider.

Written request for conversion must be received by us:

                  1.       Within 90 days after the termination of this rider;
                           and

                  2.       Only from the Additional Insured.

If the  Additional  Insured is a minor,  the written  request must come from the


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Additional Insured's legal guardian.

No riders can be attached to the new policy without our consent.

Term Period

The term period is the period between the rider's effective date and the policy anniversary nearest the Additional Insured's 100th birthday.

Disability

If this policy has a Waiver of Monthly Deductions Rider, any monthly deduction waived will include the monthly deduction for this rider.

Termination

This rider will terminate:

          1. If any monthly deduction for this policy or rider is not paid before the end of the grace period; or


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          2.   If the policy matures or is converted, surrendered or lapsed; or

          3. If reduced paid up insurance is purchased with the policy's cash surrender value; or

          4.   If the Insured dies; or

          5.   If the term period of this rider expires; or

          6.   On written request to us.

Reinstatement

This rider may be reinstated if:

          1.   The Additional Insured is an insurable risk acceptable to us; and

          2.   The reinstatement provision of the policy is also satisfied.

Suicide

Suicide of the Additional Insured or Insured, while sane or insane, within two years from the effective date of this rider, or the date of reinstatement of this rider, is not covered by this rider. Our liability would be limited to the sum of the monthly deductions charged for this rider since the effective date or


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the date of reinstatement if later.

Age and Sex

The Additional Insured's age is his or her age nearest birthday on the effective date. If the Additional Insured's age or sex has been misstated, the proceeds will be the amount that the most recent monthly deduction would have bought at the right age and sex. Incontestability

We will not contest this rider after it has been in force, in the absence of fraud, during the Additional Insured's lifetime for two years from its effective date, or its date of reinstatement.




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Basis of Computation

The reserves for this rider are based on the Commissioners' 1980 Standard Ordinary Smoker or Non-smoker Mortality Table and interest rates no higher than those allowed by the Standard Valuation Law. All values use the continuous functions. The reserves are based on the Net Level Premium Reserve Valuation Method.

Effective Date

If this rider is included in the policy at issue, the effective date and the Additional Insured Amount will be shown on the Policy Schedule. If this rider is added to a policy already in force, the effective date and the Additional Insured Amount will be shown on the Policy Contract Amendment.

The rider will take effect provided:

          1. The monthly cost of insurance is deducted from the Accumulated Value during the Insured's lifetime; and

          2. The Additional Insured's risk class has not changed since the application for this rider.

Consideration

This rider is part of the policy to which it is attached. It is issued in consideration of the application and its cost of insurance. The cost of insurance for this rider is deducted from the Accumulated Value at the same time and in the same manner as the cost of insurance for the policy.

Cost of Insurance

The cost of  insurance  for this rider is  calculated  (a),  multiplied  by (b),


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where:

          A - is the cost of insurance rate for this rider. (This rate is as described in the Cost of Insurance Rates provisions of the policy.)

          B - is the additional Insured Amount for this rider.

Signed for the Pan-American Assurance Company at its Home Office in New Orleans, Louisiana.


                                                             /s/William T. Steen
                                                             Corporate Secretary